Act: 1934
Section: 15d
Rule:
Public
Availability: 9/27/2012

[redacted]

12028215

September 27, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: North State Bancorp
Incoming letter dated September 24, 2012

Based on the facts presented, the Division will not object if North State stops filing periodic and current reports under the Exchange Act after: (1) North State has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that North State has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that North State is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Mail Stop 4561

Alexander M. Donaldson
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607

Re: North State Bancorp

Dear Mr. Donaldson:

In regard to your letter of September 24, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

wyrickrobbins

Wyrick Robbins Yates & Ponton LLP
ATTORNEYS AT LAW
4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607
PO Drawer 17803, Raleigh, NC 27619
P: 919.781.4000 F: 919.781.4865 www.wyrick.com

ALEXANDER M. DONALDSON
adonaldson@wyrick.com

Securities Exchange Act of 1934, as amended, Section 15(d) and Rule 12h-3

September 24, 2012

VIA ELECTRONIC MAIL (https://www.sec.gov/forms/corp_fin_noaction)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: North State Bancorp (File No. 000-49898)

Ladies and Gentlemen:

On behalf of North State Bancorp (the "**Company**"), a North Carolina corporation, we hereby request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") confirm that it concurs with the Company's view that (i) the fact that the Company has more than 300 but less than 1,200 holders of record of the Company's common stock, no par value per share (the "**Common Stock**") and (ii) the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "**Securities Act**"), of the Company's registration statements on Form S-8 (File Nos. 333-97419, 333-107337, 333-110775, 333-110777, 333-123617, 333-123620, 333-137766, 333-137767, 333-144707, 333-144708 and 333-144710) during the Company's 2012 fiscal year would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934 (the "**Exchange Act**") to suspend its duty to file with the Commission the reports required by Section 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to the Company's Common Stock.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf.

Background of the Request for Relief

Title 6 of the Jumpstart Our Business Startups Act of 2012 (the "**JOBS Act**"), enacted on April 5, 2012, amended Section 12(g)(4) of the Exchange Act to provide that an issuer that is a bank or a bank holding company (as such term is defined in Section 2 of the Bank Holding Company Act of 1956 (the "**BHCA**")) is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 1,200 persons. The Company is a "bank holding company" under the terms of the BHCA and has less than 1,200 stockholders of record.

On April 11, 2012, the Staff published a "frequently asked questions" page (the "**FAQ**"), which described the procedures necessary for a bank holding company to certify to the Commission, pursuant to Section 12(g)(4) of the Exchange Act, that it meets the conditions for de-registration. According to the FAQ, a bank holding company's duty to file any reports arising under Section 12 registration will be terminated 90 days after filing the necessary certification on Form 15.

The Company filed a Form 15 on August 1, 2012 (the "**Initial Form 15**") to terminate the registration of the Common Stock under Section 12(g)(4) of the Exchange Act. The Initial Form 15 stated that the Company was terminating its Section 12(g) registration pursuant to Exchange Act Section 12(g)(4), consistent with Staff guidance on the requirements of Title 6 of the JOBS Act. Based on the August 1, 2012 filing date of the Initial Form 15, the Company's obligation to file reports arising under Section 12 registration will terminate on October 30, 2012.

The termination of the Company's reporting obligations under Section 12(g) of the Exchange Act, however, will automatically revive the Company's reporting obligations under Section 15(d). Under Section 15(d), as amended by the JOBS Act, the obligations of a bank or bank holding company to file Exchange Act reports are automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective or was updated pursuant to Section 10(a)(3) of the Securities Act, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons. As of January 1, 2012, the Company had outstanding 7,427,976 shares of Common Stock held by 528 holders of record.

Rule 12h-3 addresses the suspension of reporting obligations under Section 15(d). An issuer relying on Rule 12h-3 must comply with subsection (c) of that Rule to be able to rely on Rule 12h-3. Under Rule 12h-3(c), and as noted in the FAQ, suspension would be deemed to have occurred as of the beginning of the fiscal year in accordance with Section 15(d), unless, during the fiscal year, a bank holding company had a registration statement relating to that security that became effective under the Securities Act or was updated pursuant to Section 10(a)(3) of the Securities Act. The Company had effective registration statements on Form S-8 on file in March 2012 when it filed its Annual Report on Form 10-K for its fiscal year ended December 31, 2011. That filing resulted in those registration statements being updated pursuant to Section 10(a)(3). Accordingly, the Company is not able to suspend its duty to file Exchange Act reports under Section 15(d) absent the relief from Rule 12h-3(c) sought by this letter.

In addition, Rule 12h-3(b)(1)(i) has not been amended by the Commission to raise the threshold from the current 300 persons to the 1,200 person threshold established by the JOBS Act for Section 15(d). This letter also seeks relief from Rule 12h-3(b)(1)(i).

If the Staff grants the relief sought by this letter, the Company intends to file, as soon as practical thereafter, a Form 15 (the "**12h-3 Form 15**") to suspend its obligations to file periodic and current reports under Section 15(d) of the Exchange Act. The 12h-3 Form 15 will indicate that the Company is suspending its Section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i). The 12h-3 Form 15 also will indicate that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are 1,200 or more holders of record of the Common Stock, then the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act.

Background of the Company's and Related Entities' Securities

The Company was incorporated in North Carolina in 2002. The Company is a one bank holding company, which operates through its wholly owned subsidiary North State Bank (the "**Bank**"). According to the Company's transfer agent, as of December 31, 2011 and January 1, 2012, the Company had 7,427,976 shares of Common Stock outstanding, held by 528 record holders; and on September 21, 2012, the Company had 7,427,976 shares of Common Stock outstanding, held by 526 record holders. The Company's fiscal year ends on December 31.

The Common Stock was registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-3 by the Company's filing of Form 8-K on July 1, 2002 in connection with the Bank's holding company reorganization. Prior to the holding company reorganization, the Bank's common stock was registered pursuant to Section 12(i) of the Exchange Act. In the holding company reorganization, each share of the Bank's common stock was exchanged for one share of the Company's Common Stock, in a transaction exempt from registration pursuant to Section

3(a)(12) of the Securities Act. The Common Stock constitutes the only class of the Company's securities that is registered under Section 12 of the Exchange Act. The Company has filed all of its periodic and current reports for its three most recently completed fiscal years (2009, 2010 and 2011) and for its current fiscal year through the date of this letter. The Common Stock is quoted on the OTC Bulletin Board under the symbol "NSBC." The Common Stock closed at a price of $4.55 per share on September 21, 2012, as reported on the OTC Bulletin Board.

In addition to the outstanding Common Stock, on September 21, 2012, the Company had outstanding options ("**Options**") to purchase 118,753 shares of Common Stock. The Options are described in more detail below.

The Bank is a state-chartered bank regulated by the North Carolina Commissioner of Banks. All of the common stock, $5.00 par value, of the Bank (the "**Bank Stock**") is owned by the Company and was issued in a private placement in reliance on the exemption from registration provided by Section 3(a)(2) of the Securities Act.

The Bank has two wholly owned subsidiaries, North State Wealth Advisors, Inc. and North State Title, LLC (collectively, the "**Subsidiaries**"). The Bank owns all of the outstanding common stock, $0.001 par value of North State Wealth Advisors, Inc., and all of the outstanding equity interests of North State Title, LLC (collectively, the "**Subsidiary Securities**"). The Subsidiary Securities were issued in private placements in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Between March 2004 and November 2007, the Company established three wholly-owned statutory trusts (collectively, the "**Trusts**"), each of which issued common securities (the "**Trust Common Securities**") to the Company and preferred securities (the "**Trust Preferred Securities**") to qualified institutional buyers. The Company issued $5.2 million of junior subordinated debentures (the "**Junior Debentures**") to each of the Trusts in exchange for the proceeds of each Trust's Trust Preferred Securities. The Junior Debentures are included in long-term debt of the Company. The Junior Debentures, the Trust Preferred Securities and the Trust Common Securities were issued in private placements pursuant the exemption from registration provided by Section 4(2) of the Securities Act.

In May and July 2008, the Bank issued an aggregate of $11.0 million of floating-rate subordinated notes, due June 30, 2018 (the "**Notes**"). The Notes were sold to qualified institutional investors and an institutional accredited investor in a private placement in reliance on the exemption from registration provided by Section 3(a)(2) of the Securities Act. The Notes are included in long-term debt of the Company on a consolidated basis.

There are no securities of the Company, the Bank, the Subsidiaries or the Trusts issued and outstanding other than the Common Stock, the Bank Stock, the Subsidiary Securities, the

Options, the Junior Debentures, the Trust Preferred Securities, the Trust Common Securities and the Notes. Other than the Options, none of the Company, the Bank, the Subsidiaries or the Trusts has outstanding any securities exercisable for or convertible into Common Stock or any other security of the Company or any security of the Bank, the Subsidiaries or the Trusts. Other than the Common Stock, the Company has not issued (i) any class of securities that is registered or required to be registered under Section 12 of the Exchange Act or (ii) any class of securities, including any class of debt security, subject to the requirements of Section 15(d) of the Exchange Act, and none of the Bank, the Subsidiaries or the Trusts have issued such a class of securities.

As of the date of this letter, other than the Company's current obligations under Section 15(d) and 12(g) of the Exchange Act, none of the Company, the Bank, the Subsidiaries or the Trusts is under any obligation, contractual or otherwise, to comply with the reporting requirements of the Exchange Act.

Registration Statements

The Company has on file with the Commission 11 registration statements on Form S-8 under the Securities Act (File Nos. 333-97419 filed and effective July 31, 2002, 333-107337 filed and effective July 25, 2003, 333-110775 filed and effective November 26, 2003, 333-110777 filed and effective November 26, 2003, 333-123617 filed and effective March 28, 2005, 333-123620 filed and effective March 28, 2005, 333-137766 filed and effective October 3, 2006, 333-137767 filed and effective October 3, 2006, 333-144707 filed and effective July 19, 2007, and 333-144708 filed and effective July 19, 2007). These registration statements registered the offer and sale of an aggregate of 1,698,444 shares of Common Stock issuable under the Bank's Stock Option Plan for Employees and Stock Option Plan for Non-Employee Directors (each assumed by the Company upon the Bank's holding company reorganization in 2002) and the Company's 2003 Stock Plan (collectively, the "**Option Plans**").

The Company also has on file one registration statement on Form S-8 under the Securities Act (File No. 333-144710 filed and effective July 19, 2007) for the offer and sale of up to 100,000 shares of Common Stock issuable under the Company's 2007 Directors Equity Compensation Plan (the "**2007 Plan**").

The registration statements on Form S-8 identified above became effective as noted above during the Company's 2002, 2003, 2005, 2006 and 2007 fiscal years and were automatically updated during each of the Company's fiscal years from 2009 through 2012 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K. No sales have been made under any of the registration statements during the Company's current fiscal year. On July 24, 2012, the Company filed a post-effective amendment to each of the registration statements on Form S-8 to de-register any remaining unsold securities and to terminate each registration statement. The post-effective amendments were automatically effective upon filing.

The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2009, 2010 or 2011 fiscal years, or through the date of this letter.

Discussion

Section 15(d) of the Exchange Act, as amended by the JOBS Act, provides that a bank holding company's duty to file reports required by Section 15(d) of the Exchange Act, with respect to a class of securities described therein, shall be automatically suspended if such class of securities is held of record by less than 1,200 persons on the first day of any fiscal year. Rule 12h-3, as currently in effect, permits a company to suspend its reporting requirements under Section 15(d) if it meets the requirements of that Rule.

Despite the above, Section 15(d) of the Exchange Act, Rule 12h-3(c) and the FAQ provide that the suspension of an issuer's duty to file reports under Section 15(d) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated pursuant to Section 10(a)(3) of the Securities Act. At present, the Company is not eligible to rely on Rule 12h-3, absent relief, because the Company's Forms S-8 were automatically updated in 2012 pursuant to Section 10(a)(3) of the Securities Act as a result of the filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011. Accordingly, a literal interpretation of the applicable law and guidance would prevent the Company from suspending its duty under Section 15(d) to file reports in its current fiscal year.

In addition, the Company is not eligible to rely on Section 15(d) because Rule 12h-3(b)(1)(i) has not yet been amended by the Commission to raise the record holder threshold to 1,200 persons for bank holding companies, but instead retains the 300 person threshold. Nevertheless, the Company believes that the intention of the JOBS Act is clear with respect to raising this threshold for bank holding companies, as evidenced by Congress' amendment of Section 12(g)(4) and Section 15(d) to raise such threshold to 1,200 shareholders for bank holding companies. In addition, the FAQ indicates that bank holding companies may take advantage of this higher threshold. The Company submits that there is no good policy reason served by disqualifying bank holding companies from reliance on the relief provided by Rule 12h-3, where Congress has determined that the shareholder of record threshold for deregistration and suspension should be raised for such companies.

Finally, Rule 12h-3(a) requires that, for the suspension provided by Rule 12h-3 to be available, the issuer must have filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing of a Form 15, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified.

The purpose of the Section 15(d) automatic suspension (and the Commission's corresponding Rule 12h-3) is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The holder of record threshold in Section 12(g) of the Exchange Act was changed for bank holding companies by the Jobs Act, which also instructed the Commission to adopt regulations necessary to implement the amendments to Title 6. Those regulations have not yet been amended. However, the Staff recently granted relief from the holder of record threshold under Rule 12h-3(b)(1)(i). *See e.g.*, First Ottawa Bancshares, Inc. (available July 23, 2012); Peoples Financial Services Corp. (available August 16, 2012); AB&T Financial Corporation (available July 27, 2012); Central Virginia Bankshares, Inc. (available August 8, 2012).

As to Rule 12h-3(c), the Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) (in the case of companies eligible to rely on such Rule), disallowing reliance where a registration statement has been updated in a current year pursuant to Section 10(a)(3) of the Securities Act, is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "**Proposing Release**"); *see also* enherent Corp. (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if the purpose of Section 15(d) and Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has purchased shares under the subject registration statements during the Company's current fiscal year, and the registration statements have been terminated. Accordingly, investors are no longer able to purchase securities pursuant to those registration statements and the protection of Section 15(d) is no longer necessary for potential purchasers under the Option Plans.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Mexican Restaurants, Inc. (available January 13, 2011); Tix Corporation (available November 5, 2010); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008). Importantly, the Staff recently concurred with this position in the case of several bank holding companies. *See e.g.*, Touchmark Bancshares, Inc. (available July 11, 2012); First Ottawa Bancshares, Inc. (available July 23, 2012); Peoples Financial Services Corp. (available August 16, 2012); AB&T Financial Corporation (available July 27, 2012); Central Virginia Bankshares, Inc. (available August 8, 2012).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, *particularly where smaller companies with a small number of public stockholders are involved. See e.g.*, enherent Corp. (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Tix Corporation (available November 5, 2010); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The Company has always been eligible to be, and since 2011 has been, a "smaller reporting company" (previously a "small business issuer") under the provisions of the Exchange Act. The preparation of periodic and current reports imposes a financial burden on the Company and involves significant management efforts. In each of 2010 and 2011, the Company estimated that it spent approximately $128,000 and $173,000, respectively, in the preparation, review and submission of materials related to the Exchange Act, and the Company further expects that this amount would increase in 2012. Such burdens and efforts are disproportionate to the number of record holders and value of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the 12 months ended September 21, 2012 was approximately 934 shares. During the same period, there were 144 trading days on which there were no transactions in the Common Stock.

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting. The Company believes that the anticipated cost savings following suspension of its reporting obligations will enhance management's ability to increase stockholder returns and value.

Finally, the Company further submits that Section 15(d) protection, in general, is not necessary for the protection of the Company's investors. The relatively small number of stockholders in the Company are generally concentrated in the Wake County, North Carolina market area in which the Bank primarily operates, and have easy access to management and information about the Company. The Company has historically communicated with its stockholders (outside of its required Exchange Act reports) through a quarterly management report/letter. The Company intends to continue such practices following suspension of its reporting requirements. In addition, the Bank must file periodic financial reports with the Financial Institutions Examinations Council, which reports are readily accessible on that agency's website and on the website of the Federal Deposit Insurance Corporation. Furthermore, as of September 21, 2012, approximately 44% of the Company's Common Stock is beneficially owned by the executive officers and directors of the Company.

Options

As of September 21, 2012, the Company had outstanding Options to purchase 118,753 shares of Common Stock, all of which are covered by the Option Plans. A total of 74,038 outstanding Options have exercise prices that are higher than the most recent closing price of the Common Stock ($4.55 per share on September 21, 2012, as reported by the OTC Bulletin Board) and a total of 44,715 outstanding Options have an exercise price that is lower than that recent closing price of $4.55. The lowest exercise price for any outstanding Option is $3.221.

The Options are currently held by 33 current officers and employees of the Company or the Bank, of which four are executive officers of the Company and the Bank.

Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit the Company to offer and sell securities pursuant to the Option Plans in compliance with Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Option Plans satisfy the eligibility requirements of Rule 701, and, upon the effectiveness of the Initial Form 15 certification, the Company will become eligible to utilize the exemption under Rule 701. The Company intends to comply with all requirements applicable to it to ensure that the sale and issuance of shares of Common Stock pursuant to the Plans will be in accordance with Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009). The Company will advise all holders of Options that the shares acquired upon the exercise of Options may only be resold pursuant to an effective registration statement or pursuant to an exemption from registration under the Securities Act.

In Intraop Medical Corporation (available May 12, 2010) and Metro One Telecommunications, Inc. (available March 4, 2009), the Staff concurred in allowing the issuer to file a Form 15 notwithstanding that, at such time, former employees of the issuer held options to acquire common stock of the issuer. *See also* Planet Technologies, Inc. (available February 7, 2008). Furthermore, the Company believes that holders of Options, all of whom are employees of the Company and/or the Bank, will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company and the Bank and the ability to ask questions of executive officers prior to making a decision to exercise any Options.

2007 Plan

The 2007 Plan was established for the purposes of issuing shares of Common Stock to directors of the Company as a possible means of director compensation. The 2007 Plan was never implemented and no shares of Common Stock were offered or sold under the 2007 Plan. As a result, there will be no impact on any individual once the Company terminates its reporting status.

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that (i) the fact that the Company has more than 300 but less than 1,200 holders of record of its Common Stock and (ii) the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2012 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file reports required by Section 15(d) of the Exchange Act, and the rules and regulations thereunder, in the current fiscal year. If the Staff grants the relief sought by this letter, the Company intends to file, as soon as practical thereafter, the 12h-3 Form 15 to suspend its obligations to file periodic and current reports under Section 15(d) of the Exchange Act. Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company intends to cease filing reports under the Exchange Act upon the later of (i) the filing of the 12h-3 Form 15 to suspend the Company's reporting obligations under Section 15(d) and (ii) October 30, 2012, which is 90 days after the filing of the Initial Form 15 to terminate the registration of the Common Stock under Section 12(g).

The Company is current with all of its Exchange Act filings as of the date of this letter. The Company acknowledges that it will be required to continue filing, and will continue to file, all required reports until the later of (i) October 30, 2012, which is 90 days from the date of the Initial Form 15 filing, or (ii) the filing of the 12h-3 Form 15.

If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to telephone the undersigned at (919) 781-4000.

In accordance with footnote no. 68 to Release No. 33-7427 (available July 1997), this letter is being transmitted by email.

Sincerely,

Alexander M. Donaldson

cc: Kirk A. Whorf, North State Bancorp